UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

02045881

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934**

July 10, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

**200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

CRGH

Exhibit Index

Exhibit No.	Description
1.	Press Release

July 10, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

"Robert J. MacDonald"

Date: July 10, 2002

By:____________________________

Robert J. MacDonald
Sr. VP & CFO

Forbes Medi-Tech
INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Signs International Supply Agreement with Pan Pharmaceuticals Ltd.

Vancouver, British Columbia – July 10, 2002 – Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced it has signed an international supply agreement with Pan Pharmaceuticals Ltd. (ASX: PPH) of Sydney, Australia for Reducol™, a cholesterol-lowering phytosterol-based ingredient, to be used in dietary supplements in the form of tablets capsules and soft-gel capsules.

The initial supply agreement is for a minimum of three-years, and secures Pan Pharmaceuticals' exclusive rights to supply Reducol™ in the form of a dietary supplement to the Australian market, and selected countries in Asia, the Middle East, Africa, as well as three countries in Europe.

"This agreement will give Forbes tremendous exposure in several key international markets," said Charles Butt, President and Chief Executive Officer of Forbes Medi-Tech. "Pan Pharmaceuticals has an intimate working knowledge of the cultures, regulatory systems and product preferences in these markets, which makes it an ideal partner for Forbes."

"Reducol™ is an outstanding product, which we believe has significant market potential worldwide," said Jim Selim, Managing Director, Pan Pharmaceuticals Ltd. "We're looking forward to working closely with Forbes to expand their reach into new markets."

With offices in Australia, United States, Europe, Africa and Asia, Pan Pharmaceuticals Ltd. is one of the largest contract manufacturers of complementary medicines in the Southern Hemisphere. Complementary medicines include vitamin, mineral, herbal, trace element and nutritional supplement products as well as aromatherapy and homeopathic remedies. Pan Pharmaceuticals produces the major complementary medicine product brands in Australia and supplies products to a global market of over 40 countries.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products derived from nature. By extracting plant sterols from wood pulping by-products, Forbes is developing cholesterol-lowering agents to be used both as pharmaceutical therapeutics and functional food ingredients in the battle against heart disease. Phytrol™ and Reducol™ are registered trademarks of Forbes Medi-Tech Inc.

###

For more information, please contact:

Martin Livingston
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: mlivingston@forbesmedi.com

Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com